

Westport and Volvo Group Announce Closing of the Joint Venture

Working Together to Accelerate the Commercialization and Global Adoption of Westport's HPDI™ Fuel System Technology for Long-Haul and Off-Road Applications

VANCOUVER - (June 3, 2024) – Volvo Group ("Volvo") and Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: WPRT / Nasdaq: WPRT) today announced the closing and launch of their previously announced joint venture transaction. The joint venture is committed to accelerating the commercialization and global adoption of Westport's HPDI™ fuel system technology for long-haul and off-road applications. The joint venture will be led, on an interim basis, by Dan Sceli, Chief Executive Officer of Westport in addition to Scott Baker who will take on the role of Vice President, Product Development and Technology Officer and Anders Johansson who will be Vice President and Commercial Officer. The joint venture will be headquartered in Vancouver, Canada.

"The successful closing of the joint venture represents an important milestone for Westport and a true endorsement of our HPDI technology and fuel system" said Dan Sceli, CEO & Director of Westport Fuel Systems. "Together, we will accelerate the commercial adoption of HPDI for OEMs globally by leveraging the HPDI fuel system to its fullest potential. HPDI is uniquely poised to create and implement affordable solutions in hard to abate sectors like heavy-duty transport and off-road applications."

"This collaboration with Westport is a testament to our shared dedication to sustainability and our belief in the power of partnership to drive industry change. As we embark on our joint venture together, we are confident that, we can bring sustainable solutions forward, using the internal combustion engine, running on renewable fuels now and hydrogen in the future," said Lars Stenqvist, Chief Technology Officer of Volvo Group. "We, at Volvo, are committed to driving the transition to decarbonize transportation and this new HPDI joint venture enables us to accelerate the adoption of combustion engines powered by hydrogen and renewable fuels for long-haul and off-road applications in partnership with Westport."

As part of the agreement, three of the joint venture's board members have been appointed by each of Westport and the Volvo Group. These initial board members are Andrea Fuder, Chief Purchasing Officer Volvo Group, Dan Hancock, Chair of the Board of Directors of

Westport, Dan Sceli, CEO and Director of Westport, Karl Viktor Schaller, Member of the Board of Directors of Westport, Lars Stenqvist, Chief Technology Officer Volvo Group, and Jan Ytterberg, Senior Advisor Volvo Group.

The joint venture will operate as an independent entity with Westport contributing certain HPDI™ assets and activities including related fixed assets, intellectual property, and business, into the joint venture. Volvo Group has acquired a 45% interest in the joint venture for approximately US$28 million, plus up to an additional US$45 million as an earn-out depending on the subsequent performance of the joint venture.

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About Westport Fuel Systems

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the factors responsible for the potential growth and development of the HPDI fuel system for OEMs globally and the expected sum payable by Volvo in connection with its acquisition of a 45% interest in the JV. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to governmental policies and regulation, the achievement of the performance criteria required for the earn out described above, the demand for HPDI systems, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, as discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

Contacts:

Westport Media Relations
T: + 1 604-718-1992
E: media@wfsinc.com

Westport Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com



Volvo FH gas powered truck equipped with a Westport LNG HPDI fuel system.